Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
5101 Shady Oak Rd
Minnetonka, Minnesota
55343

Item 2	Date of Material Change

December 24, 2014

Item 3	News Release

News releases attached as Schedule “A” and Schedule “B” were disseminated on December 22, 2014 and December 24, 2014, respectively.

Item 4	Summary of Material Change

On December 24, 2014, the Company closed the previously announced private placement offering of 10,563,380 units at an offering price of US$0.284 per unit. Each unit consists of one common share of the Company and one and a quarter common share purchase warrants.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, please refer to the news releases attached as Schedule “A” and Schedule “B” hereto..

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Jay D. Miller
Title:	President and CEO
Telephone Number:	763-203-6300

Item 9	Date of Report

December 31, 2014

Schedule “A”

IMRIS Announces Private Placement Offering of Units and Other Corporate Developments

MINNEAPOLIS, December 22, 2014 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) (“IMRIS” or the “Company”) today announced a private placement offering of 10,563,380 units at an offering price of US$0.284 per unit (the “Offering”). Each unit (the “Units”) consists of one common share of the Company (the “Common Shares”) and one and a quarter common share purchase warrants (the “Warrants”). Each whole Warrant is exercisable into one Common Share during the period starting on the day that is four months from the date of issue and ending on the day that is five and a half years from the date of issue at an exercise price per common share of US$0.3692. The gross proceeds to IMRIS will be approximately US$3.0 million.

IMRIS intends to use the net proceeds from the Offering for working capital and general corporate purposes, including commercialization activities of new products, research and development programs and working capital needs. The current number of outstanding Common Shares, without giving effect to the Offering, is 52,030,996.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Offering has been negotiated at arm’s length by a special independent committee of the Company’s Board of Directors. In connection with the Offering, it is expected that:

•	David Graves, one of the Company’s directors, to the knowledge of the Company currently beneficially owns or controls approximately 22.9% of the Company’s issued and outstanding Common Shares and is expected to purchase 2,376,760 Units through one of his associates, which will increase his holdings to approximately 26.3% (assuming full exercise of the Warrants);
•	Carey Diamond, one of the Company’s directors, to the knowledge of the Company currently beneficially owns or controls approximately 5.5% of the Company’s issued and outstanding Common Shares and is expected to purchase 2,376,760 Units through one of his associates, which would increase his holdings to approximately 12.6% (assuming full exercise of the Warrants), however, his Warrants include a cap such that they cannot be exercised if doing so would cause his beneficial ownership to exceed 9.9%;

•	William Fraser, one of the Company’s directors, to the knowledge of the Company currently beneficially owns or controls approximately 0.1% of the Company’s issued and outstanding Common Shares and is expected to purchase 1,056,338 Units, which will increase his holdings to approximately 3.8% (assuming full exercise of the Warrants); and
•	Blaine Hobson, one of the Company’s directors, to the knowledge of the Company currently beneficially owns or controls approximately 0.6% of the Company’s issued and outstanding Common Shares and is expected to purchase 1,056,338 Units through one of his associates, which will increase his holdings to approximately 4.2% (assuming full exercise of the Warrants).

Such insider participation may be considered a “related party transaction”, as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101. Neither the Company, nor to its knowledge after reasonable inquiry, the related parties have knowledge of any material information concerning the Company or its securities that has not been generally disclosed. The Offering was approved unanimously by the non-participating directors. A material change report in respect of the transaction was not filed 21 days in advance of the expected closing of the Offering. The shorter period was necessary in order to permit the Company to close the Offering in a timeframe consistent with usual market practice for transactions of this nature.

The Company also announced it has entered into a Waiver Agreement (the “Waiver”) with certain affiliates of Deerfield Management Company, L.P. (collectively, “Deerfield”) with respect to the Facility Agreement dated as of September 16, 2013. Deerfield has agreed to waive the enforcement of the requirement under the Facility Agreement that the Company have cash and cash equivalents at the end of any calendar quarter greater than $7,500,000 for the period commencing October 1, 2014 and through and including June 30, 2015.

In the ordinary course of its business, as a result of the high dollar value associated with each of the Company’s sales, the timing of cash receipts and revenues recorded from quarter to quarter vary significantly. There is uncertainty in the amount and timing of accounts receivable collections, including by December 31, 2014, therefore, the Company proactively sought the waiver so as to avoid a potential breach of the requirement.

On September 16, 2013, pursuant to the Facility Agreement, Deerfield was issued warrants to purchase 6.1 million Common Shares at an exercise price of $1.94 per share. In connection with a similar waiver, on September 23, 2014 the Company agreed to amend the exercise price of the warrants to $0.70 per share, representing the closing trading price of the Common Shares on NASDAQ as of September 23, 2014. In connection with the Waiver, on December 22, 2014, the Company agreed to amend the exercise price of the warrants to $0. 35386 per share, representing 130% of the price of the Common Shares as of the NASDAQ market close immediately preceding the signing of definitive agreements for the consummation of the Offering.

The Waiver and the Offering are subject to receipt of applicable regulatory approvals, including approval of NASDAQ.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

About Deerfield

Deerfield is an investment management firm, committed to advancing healthcare through investment, information and philanthropy. For more information about Deerfield, please visit www.deerfield.com

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to statements or assumptions about the size, timing and completion of the Offering, regulatory approvals, anticipated use of proceeds, statements or assumptions about the ability of IMRIS to meet its cash requirements, IMRIS’ ability to collect accounts receivable expediently or at all, IMRIS’ growth prospects, and any other statements regarding the IMRIS’ objectives (and strategies to achieve such objectives), future expectations, beliefs, goals or prospects. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results, including but not limited to such risks that that one or more of the definitive agreements for the proposed transactions is terminated in accordance with its terms or otherwise; that the conditions precedent to the completion of the transactions are not satisfied or waived by the applicable party; that the necessary approvals by regulatory bodies are not obtained; and that a material adverse change occurs in respect of the Company; that the Offering is not completed in the contemplated time period, among others. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Jeffery Bartels

Director-Finance

IMRIS Inc.

Tel: 763-203-6328

Email: jbartels@imris.com

Schedule “B”

IMRIS Announces Closing of Private Placement Offering of Units

MINNEAPOLIS, December 24, 2014 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) (“IMRIS” or the “Company”) today announced it has closed the private placement offering of 10,563,380 units at an offering price of US$0.284 per unit. Each unit (the “Units”) consists of one common share of the Company (the “Common Shares”) and one and a quarter common share purchase warrants (the “Warrants”). Each whole Warrant is exercisable into one Common Share during the period starting on the day that is four months from the date of issue and ending on the day that is five and a half years from the date of issue at an exercise price per common share of US$0.3692. The gross proceeds to IMRIS in connection with the offering are US$3.0 million.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to statements or assumptions about IMRIS’ ability to collect accounts receivable expediently or at all, IMRIS’ growth prospects, and any other statements regarding the IMRIS’ objectives (and strategies to achieve such objectives), future expectations, beliefs, goals or prospects. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Jeffery Bartels

Director-Finance

IMRIS Inc.

Tel: 763-203-6328

Email: jbartels@imris.com